Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 JUL 24 AM 10:05

82-34

Santos

02042794

SUPPL

Date: Wed 24 Jul 2002 04:07:17 AM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Subject: Second Quarter Activities Report 2002

Number of pages (incl. cover sheet): 9

7/24

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos
www.santos.com

newsrelease

24 July 2002

2002 Second Quarter Activities Report

Oil and gas producer, Santos Ltd, is pleased to report a 7.4% jump in production in the 2002 second quarter.

Total production was 14.6 million barrels of oil equivalent (mmboe), up from 13.6 million boe in the 2001 second quarter.

This growth reflects a 10.9% increase in natural gas production. Gas production increased in all Santos' producing areas, particularly the Cooper Basin and the United States. Condensate and LPG production rose in line with the increase in gas production.

There were also two significant exploration successes during the quarter, the Exeter 1 oil discovery in the Carnarvon Basin offshore Western Australia and the Maleo 1 gas discovery offshore East Java.

Managing Director Mr John Ellice-Flint said

"Santos achieved good production and exploration results during the quarter. This marks further progress towards achieving our strategic targets".

Sales revenue declined by 17.0% to $351.2 million compared with the 2001 second quarter, largely as a result of a 16.7% fall in realised oil prices.

Total production for the first half was up by 4.5% compared with the 2001 first half, with a 3.0% increase in sales volumes. Total first half sales revenue remained strong at $673.1 million, 10.4% below the record of $751 million in the first half of 2001, notwithstanding a 20.9% reduction in the average realised oil price.

For further information contact Graeme Bethune, General Manager Business Development on (08) 8218 5157 or 0419 828 617.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

STOCK EXCHANGE REPORT FOR QUARTER ENDING 30 JUNE 2002

(All comparisons made against 2001 second quarter unless otherwise indicated)

1. PRODUCTION AND SALES

Total second quarter production volumes increased by 7.4% to 14.6 mmboe, while sales volumes declined by 2.1% largely as a result of the timing of oil and liquids shipments.

The total 2002 first half production was 27.7 mmboe, up 4.5% compared with the 2001 first half.

Sales gas and ethane production increased by 10.9% to 59.2 Petajoules (PJ) (53.4 PJ June 2001) due to an increase in production in all areas but most significantly from the Cooper Basin and the United States.

Cooper Basin production increased by 2.5 PJ as a result of new and existing wells being brought into production and the ongoing production optimisation program.

In the United States, the acquisition of an additional interest in the Runnells field and the acquisition of Esenjay Exploration Inc contributed to the 200% increase in production. Production from the Esenjay acquisition is included effective 26 April 2002.

Onshore Otway gas production rose due to the connection of the Croft 1 and Naylor 1 wells in May and a full quarter of production from the McIntee 1 well.

Production commenced from the Scotia coal seam methane field in Eastern Queensland on 17 May and averaged 10 Terajoules per day (TJ/D) during the quarter.

Second quarter oil production fell by 3.3% when compared with second quarter of 2001, mainly due to decreased production from the Elang/Kakatua and Stag fields, reflecting natural field decline and shut downs to undertake maintenance activity. This was partially offset by a full quarter of Legendre production.

Average oil production from Stag was approximately 15,100 barrels of oil per day (bopd) (8,180 Santos share), an average increase of 2,600 bopd (1,400 bopd Santos share) compared with the March 2002 quarter as production returned to normal levels following shut-ins and work-overs. Oil production from the Stag oil field has averaged over 16,500 (gross) bopd during the last two weeks.

Average production from the Legendre field was approximately 28,460 bopd (6,415 bopd Santos share), 7,680 bopd (1,730 bopd Santos share) below the March 2002 quarter due to the field and platform being shut in for 12 days in May for maintenance. Production from the Legendre oil field has averaged over 33,000 bopd (gross) during the last two weeks.

Condensate production increased by 7.3% to 958,000 barrels and LPG production increased by 12.3% to 66.5 thousand tonnes as a result of higher gas production.

Of total second quarter production, 10.8 mmboe was from onshore Australia (20.2 mmboe first half) and 3.8 mmboe from offshore Australia and overseas (7.5 mmboe first half). Offshore and overseas production typically has higher operating and depletion costs than onshore production but also higher margins. The reserves review in the second half of 2001 also lead to an increase in the 2002 depletion charge per boe when compared with the first half of 2001.

Sales volumes during the second quarter were 14.3 mmboe, a decrease of 2.1%. The decrease in sales volumes largely reflects the timing of liftings of crude oil and condensate, partially offset by increased gas sales.

Gas and ethane sales volumes were 5.8% above the 2001 second quarter.

First half sales volumes increased by 3.0% when compared with the 2001 first half.

Sales revenues declined by 17.0% to $351.2 million. This largely reflects the lower average oil prices that prevailed during the quarter combined with appreciation of the Australian dollar. Average realised oil prices were A$ 42.54 (US$ 23.77) per barrel, 16.7% below the high of A$ 51.06 (US$ 27.69) achieved in the 2001 second quarter.

Sales revenue for gas and ethane increased by 8.6%. The average gas price realised in the United States was 91% higher than in Australia.

First half sales revenue declined by 10.4% largely due to the 20.9% decline in realised oil prices to A$ 40.40 per bbl from A$ 51.10.

2. EXPLORATION

Expenditure on wildcat exploration was $31.3 million in the 2002 second quarter. Exploration activity consists of new field wildcat wells which test higher risk, higher reward opportunities.

Second Quarter Exploration Activity

Well	***Basin***	***Target***	***License***	***Santos Interest (%)***	***Result***
Exeter 1	Dampier Sub Basin	Oil	WA 191 P	44.53	P&A (oil discovery)
Maleo 1	Madura Offshore PSC	Gas	Madura Offshore PSC	75.00	C&S Gas
Crocker Perkins 2	Mikeska Project, Texas	Gas		91.00	C&S Gas

During the 2002 second quarter Exeter 1 was drilled in the Carnarvon Basin (WA 191 P). Exeter 1 intersected a net 18 metre oil column in the highly productive Angel formation. Sampling from Exeter 1 well indicated light oil (API 45 degrees) with a low gas-oil ratio.

The Crocker Perkins 2 well, a part of the Esenjay program of wells, reached a total depth of more than 4,600 metres (15,000 feet) and encountered gas in multiple pay sands. The well has been tested at 107,600 cubic metres per day (CuM/d) (3.8 million cubic feet of gas per day (mmscfgpd)) and 12 kilolitres of condensate per day (76 barrels of condensate per day) through a 4 mm (10/64 inch) choke.

In the Madura Offshore PSC the Maleo 1 exploration well encountered a 48 metre gross gas column. Preliminary estimates of gas reserves are in the range of 250 to 400 billion cubic feet (BCF).

In PNG, site construction for the Bosavi exploration well in license area PPL 206 is complete and site clearance has commenced in readiness for the Bilip exploration well expected to spud later in 2002.

During the second quarter 82.3 kilometres of 2D seismic was acquired in the onshore Otway Basin in Southern Australia.

3. DELINEATION AND DEVELOPMENT

Delineation and development expenditure was $150.5 million in the second quarter of 2002.

Delineation and development activity in the Cooper Basin consisted of the drilling of 12 gas wells, with nine of them completed, two plugged and abandoned and one currently drilling. Eight Cooper Basin oil wells were drilled. Seven wells were completed as future oil producers while one was completed as a gas producer.

During the quarter the satellite wellhead platform was installed for the Bayu-Undan gas/condensate field, infield pipe was layed and batch drilling of 6 development wells has commenced.

Exeter 2, the first appraisal well on the Exeter oil field confirmed the combined reserve potential for the Exeter and Mutineer fields of 50 to 130 million barrels. Two further appraisal wells, one on each of the Exeter and Mutineer fields, are planned during the third quarter 2002.

During the quarter, the Stag 24H oil development well was drilled and was completed as a producing well.

Four development wells were drilled in the United States and two additional wells are currently drilling. Three of the four wells have been tested and produced to sales. One well, Runnells 6, has been successfully fracture stimulated and is currently recovering its load water while producing to sales at a stable rate of 56,600 CuM/d (2 mmcfgpd). The Whitfield 2 gas well was tested at 283,200 CuM/d (10 mmcfgpd) and is currently producing (choked back) at 212,400 CuM/d (7.5 mmcfgpd). The Jones 1 development well was logged, completed and tested at 70,800 CuM/d (2.5 mmcfgpd) and 21 kilolitres (130 barrels) of condensate per day. One well was plugged and abandoned.

In the onshore Otway Basin the Croft 1 and Naylor 1 wells were completed and connected and production started in May 2002. In southern Australia, the acquisition of a 20% interest in the Patricia/Baleen field VIC/PL5 was finalized and development of these fields continues. The offshore Baleen 3 development well was completed as a future gas producer and flowed 764,600 cubic metres of gas per day (27 million cubic feet per day) through a 51mm (2 inch) surface choke. The offshore Patricia 2 development well was completed as a future gas producer and flowed 790,000 cubic metres of gas per day (27.9 million cubic feet per day) through a 51mm (2 inch) choke.

In eastern Queensland, work on the Scotia gas plant was completed in the first quarter of 2002 on schedule and within budget, with work on the Scotia flow-lines completed in April and first production commencing on 17 May 2002.

At the SE Gobe facility, one sidetrack development well (SEG1 ST 1) was drilled during the quarter. A second sidetrack development well (SEG10ST1) commenced drilling in late June.

4. BUSINESS DEVELOPMENT

On 29 April Santos announced that it had successfully completed the acquisition of Esenjay Exploration, Inc.

On June 3, Santos announced it had acquired a 20% working interest in the Patricia Baleen development.

5. HEDGING

During the period from end April to end June 2002 no new commodity or currency hedge contracts were entered into.

Additional expenditure arising from the Bayu/Undan gas liquids project was funded by further drawdowns of US dollar debt. This debt is to be repaid from US dollar revenues from the Bayu/Undan project expected in 2004 and 2005.

Esenjay also had some natural gas hedging positions and these have been incorporated in this report.

FORWARD HEDGING - As at 30 June 2002				
	2002 (1)	2003	2004	2005
Petroleum Liquids				
Forwards (mmboe)	1.20			
Avg. price (US$/bbl)	24.63			
US Natural Gas				
Forwards (mmbtu)	1,117,500			
Avg. price (US$/mmbtu)	2.90			
Collars (mmbtu)	1,872,000	2,430,000		
Avg. price (US$/mmbtu) - floor/cap	3.18/4.06	3.25/4.00		
Total (mmbtu)	2,989,500	2,430,000		
Avg. price (US$/mmbtu)	3.08/3.63	3.25/4.00		
Currency				
Forwards (US$m)	12			
Avg. exchange rate	0.5205			
Collars (US$m)	12	12		
Avg. exchange rate-floor/cap	0.5061/ 0.5400	0.4923/ 0.5350		
Debt (US$m)	26	51	55	73
Avg. exchange rate	0.7078	0.7078	0.6127	0.5828
Total (US$m)	50	63	55	73
Avg. exchange rate	0.5980/ 0.6089	0.6534/ 0.6668	0.6127	0.5828

(1) Outstanding hedging position for the remainder of 2002

	Production, Sales and Revenue				
	Quarter Ended			Year to Date	
	Jun-02	March-02	Jun-01	YTD 2002	YTD 2001
Sales Gas and Ethane (PJ)					
Cooper Basin	42.7	36.1	40.2	78.8	78.9
Surat/Denison	3.1	2.5	2.6	5.6	5.2
Amadeus	2.8	2.9	2.6	5.7	5.3
Otway	2.7	2.1	1.8	4.8	3.6
East Spar	5.5	4.9	5.4	10.4	10.5
USA	2.4	2.3	0.8	4.7	1.6
Total Production	**59.2**	**50.8**	**53.4**	**110.0**	**105.1**
Total Sales Volume	**58.7**	**49.6**	**55.5**	**108.3**	**105.5**
Total Sales Revenue ($Am)	**167.5**	**141.8**	**154.3**	**309.3**	**302.0**
Crude Oil ('000 bbls)					
Cooper Basin	713.0	778.5	814.2	1491.5	1514.3
Surat/Denison	34.5	27.6	29.7	62.1	58.9
Amadeus	66.7	75.2	74.6	141.9	155.7
Elang/Kakatua	138.5	150.4	247.6	288.9	548.1
Jabiru/Challis	75.4	68.2	57.2	143.6	124.0
Legendre	583.8	733.3	214.8	1317.1	214.8
Thevenard	225.6	247.8	261.4	473.4	465.5
Barrow	253.1	256.8	280.9	509.9	566.5
Stag	744.2	609.4	975.8	1353.6	1829.6
Airlie	0.0	0.5	2.8	0.5	6.5
SE Gobe	103.2	106.1	139.8	209.3	253.2
USA	67.0	46.2	8.3	113.2	19.0
Total Production	**3005.0**	**3100.0**	**3107.1**	**6105.0**	**5756.1**
Total Sales Volume	**2712.9**	**3334.8**	**3417.3**	**6047.7**	**5747.7**
Oil Price (Avg $A/bbl)	**42.54**	**38.67**	**51.06**	**40.40**	**51.10**
Total Sales Revenue ($Am)	**115.4**	**128.9**	**174.5**	**244.3**	**293.7**
Condensate ('000 bbls)					
Cooper Basin	625.1	510.7	560.0	1135.8	1119.5
Surat/Denison	4.1	5.1	6.3	9.2	10.8
Otway	33.1	17.2	17.7	50.3	34.1
East Spar	282.9	255.1	302.1	538.0	577.8
USA	13.3	14.9	7.3	28.2	11.0
Total Production	**958.5**	**802.9**	**893.4**	**1761.4**	**1753.2**
Total Sales Volume	**843.4**	**855.9**	**1105.3**	**1699.3**	**1697.8**
Total Sales Revenue ($Am)	**31.6**	**35.3**	**56.9**	**66.9**	**87.0**
LPG ('000 t)					
Cooper Basin	65.7	55.4	58.1	121.1	122.0
Surat/Denison	0.8	0.9	1.1	1.7	1.7
Total Production	**66.5**	**56.3**	**59.2**	**122.8**	**123.7**
Total Sales Volume	**80.1**	**38.2**	**72.5**	**118.3**	**124.1**
Total Sales Revenue ($Am)	**36.6**	**15.9**	**37.2**	**52.5**	**68.7**
TOTAL					
Production (mmboe)	**14.6**	**13.1**	**13.6**	**27.7**	**26.5**
Onshore Australia	10.8	9.4	10.1	20.2	19.9
Other	3.8	3.7	3.5	7.5	6.6
Sales Volume (mmboe)	**14.3**	**13.0**	**14.6**	**27.3**	**26.5**
Sales Revenue ($Am)	**351.2**	**321.9**	**422.9**	**673.1**	**751.4**

	Exploration, Deliniation and Development Expenditure ($A million)				
	Quarter Ended			Year to date	
	Jun-02	March-02	Jun-01	YTD 2002	YTD 2001
Exploration					
Australia	11.5	15.5	32.6	27.0	62.0
Overseas	19.8	8.5	18.5	28.3	23.1
Delineation (1)					
Australia	12.6	11.9	0.0	24.5	0.0
Overseas	1.2	3.3	0.0	4.5	0.0
Development (2)					
Australia	124.5	108.7	106.7	233.2	214.8
Overseas	12.2	7.5	2.5	19.7	7.7
Total Explor & Dev Exp	181.8	155.4	160.3	337.2	307.6

(1) Delineation amounts for 2001 are included in Exploration expenditure

(2) Includes construction and fixed assets expenditure

ABBREVIATIONS

PJ	= petajoules
bbls	= barrels
t	= tonnes
boe	= barrels of oil equivalent
mmboe	= million barrels of oil equivalent
P&A	= plugged and abandoned
C&S	= cased and suspended
btu	= British Thermal units

CONVERSIONS

Sales Gas & Ethane:	= 171.937 boe x 10^3
Crude Oil:	= 1 boe
Condensate (Naphtha):	= 0.935 boe
LPG:	= 8.458 boe

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 JUL 24 AM 10:05

Santos

Date: Wed 24 Jul 2002 02:50:37 AM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Exploration Success in the US - Crocker
: Perkins 2

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

newsrelease

24 July 2002

SANTOS ANNOUNCES SUCCESSFUL US EXPLORATION WELL

Santos Ltd has made a natural gas discovery – Crocker Perkins 2 - in a new area for the Company in Texas.

Santos has made a deep gas discovery in the Wilcox trend with Crocker Perkins 2. The well, is located in Live Oak County, was directionally drilled to a total depth of more than 4,600 metres (15,000 feet) in 59 days and encountered over 30 metres (90 feet) of net natural gas pay in multiple sands.

The well has been tested at 107,600 cubic metres (3.8 million cubic feet) of gas per day and 12 kilolitres (76 barrels) of condensate per day on a 4 mm (10/64" choke), at 7000 psi flowing tubing pressure. Perforations were added to enhance rate and the well is currently being tested to evaluate possible production gains to be added from fracture stimulation. The well began flowing to sales on 13 July, 2002.

Santos' Managing Director Mr John Ellice-Flint said

"Part of Santos growth strategy for 2002 is to focus on US deep gas exploration. The Esenjay acquisition has provided us with a high impact drilling portfolio, offering high margin opportunities in a strong gas market.

This well is the second successful well in the Wilcox trend from the Esenjay portfolio. Our ability to drill the high pressured gas wells is allowing the initial capture of value from the Esenjay acquisition"

Santos holds a 91 percent interest in the well and is the operator.

For further information, contact:

Graeme Bethune, General Manager Business Development on (08) 8218 5157
or 0419 828 617.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd
A.B.N. 80 007 550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455 Adelaide
South Australia 5001
Telephone: 08 8218 5138
Facsimile: 08 8218 5633

Santos

Facsimile

To:	Company Announcements Office Australian Stock Exchange Ltd	Fax No:	1300 300 021
From:	Company Secretary	Return Fax:	(08) 8218 5633
Date:	24 July 2002		
Subject:	Appendix 3B		No. of Pages: 8 (including this one)

Please telephone (08) 8218 5137 if transmission incomplete

AUSTRALIAN STOCK EXCHANGE
STO000847

lglmxg/letters/fax/2002-07/l-fax101/2

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	**Fully paid ordinary shares**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**150,000**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with the Listing Rules**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes** JDA 150,000 @ $6.32 $948,000

5	Issue price or consideration	**150,000 at $6.32 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	***Issue consequent upon exercise of 150,000*** **options granted on 25 July 1997 pursuant to the Santos Executive Share Option Plan.**
7	Dates of entering securities into uncertificated holdings or despatch of certificates	**24 July 2002**

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
580,832,545	Fully paid ordinary shares.
3,500,000	Reset convertible preference shares.

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
44,500	Fully paid ordinary shares allotted to eligible employees pursuant to the Santos Employee Share Purchase Plan.
157,000	Executive share plan '0' shares of 25 cents each paid to 1 cent.
294,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
11,800,000	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

(now go to 43)

All entities

Fees

43 Payment method *(tick one)*

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.
   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
- If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 24 July 2002
Company Secretary

Print name: MICHAEL GEORGE ROBERTS